SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL

Rua São José nº 20, Grupo 1602, parte

Rio de Janeiro/RJ

Corporate Taxpayer's ID (CNPJ/MF):  33.042.730/0001-04

The Board of Directors of COMPANHIA SIDERÚRGICA NACIONAL authorized, on May 6, 2010, a new share buyback program (“Share Buyback Program”), which will be held in treasury for subsequent sale or cancellation.

The Share Buyback Program shall respect the following limits and conditions, pursuant to the provisions of CVM Instructions 10/80 and 358/2002:

  The Company’s objective: to maximize the creation of value to shareholders by means of an efficient capital structure management and the follow-up of  market volatility.

  Number of shares to be acquired: up to 28,874,810 shares.

  Effective period for performing authorized transactions: from May 7, 2010 to June 8, 2010, inclusively.

  Free float: 812,639,230 shares.

  Place of Acquisitions: Stock Exchange.

  Maximum Share Price: share acquisition price cannot exceed its market price.

  Brokers: Itaú Corretora de Valores S.A., located at Av. Engenheiro Armando de Arruda Pereira, 707 -15º andar- in the city of São Paulo, UBS Pactual Corretora de Mercadorias Ltda., located at Av. Brigadeiro Faria Lima, 3729 – 10º andar – in the city of São Paulo, and Itaú USA Securities Inc., located at 540 Madison Avenue - 23rd Floor- in New York city.

  The Board of Directors has entrusted the Company’s Board of Executive Officers to take all necessary measures to implement the resolution, including the establishment of the most convenient date to start the share buyback.

Rio de Janeiro, May 7, 2010.

Companhia Siderúrgica Nacional

Paulo Penido Pinto Marques

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.